EXHIBIT 99.1

B2Gold Releases its Eighth Annual Responsible Mining Report and its Third Annual Climate Strategy Report

VANCOUVER, British Columbia, June 03, 2024 (GLOBE NEWSWIRE) --  B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that it has published its eighth annual Responsible Mining Report entitled “Raising the Bar” (the “Report”), which details B2Gold's global economic contributions and its environmental, social, and governance management practices, together with the Company's performance against key indicators in 2023. Full details are outlined in the Report, which is available to view or download at the link provided below. All dollar figures are in United States dollars unless otherwise indicated.

B2Gold is also pleased to announce that it has published its third annual Climate Strategy Report. The 2023 Climate Strategy Report is the Company’s third annual report in line with the recommendations of the Task Force on Climate-related Financial Disclosures. The Climate Strategy Report presents stakeholders with an understanding of how B2Gold takes action to manage its climate impacts and climate-related risks.

To view or download a copy of the Responsible Mining Report and Climate Strategy Report and all other documents referred to in this press release, please visit www.b2gold.com/responsible-mining/esg-reporting-portal/.

In announcing the release of the Report, Clive Johnson, President & CEO of B2Gold, states “As we reflect on the progress and challenges of 2023, B2Gold continues to stand firm in its dedication to responsible mining, a principle that has been the foundation of our identity for over a decade and a half. This year, amidst the evolving dynamics of global markets and environmental challenges, our commitment to sustainability, innovation, and community engagement has never been more critical. We have leveraged our core values of fairness, respect, transparency and accountability, not just as guiding principles, but also as actionable frameworks that inform our strategic business decisions and operational practices.”

Highlights from the 2023 "Raising the Bar" Responsible Mining Report

Economic Contribution

As a responsible gold miner, B2Gold aims to create and distribute economic value among its stakeholders. The Company’s successful business results in 2023 are celebrated by its shareholders along with the many stakeholders in the countries, regions and communities where it operates. B2Gold’s economic performance is measured by the economic value that it generates for others, including payments to governments through taxes and royalties, local hiring and procurement and investment in communities. In 2023, B2Gold:

  Achieved an eighth consecutive year of meeting or exceeding annual production guidance, with total gold production of 1,061,060 ounces (including 68,717 ounces of attributable production from Calibre Mining Corp.);
  Generated $1.9 billion in annual revenue;
  Paid $193 million in employee wages and benefits;
  Invested $10.7 million in its local communities; and
  Paid $435 million to governments (through taxes and royalties).

B2Gold is committed to maximizing local and national economic benefits from its contracting and purchasing. The Company is conscious of the high priority that host communities and governments place on local procurement. In sourcing the goods and services necessary to run its operations, preference is given to local businesses where possible, provided they meet minimum safety, quality, ethical and cost requirements. In 2023, over $600 million of goods and services were procured from local and host-country businesses. Several 2023 success stories are outlined in the Report.

People

As a reputable corporate citizen, B2Gold generates local employment and opportunities for people to develop their careers; trains employees to acquire new skills; and opens doors to women, under-represented groups and previously-disadvantaged people. The Company fosters positive and productive engagement with employees, provides safe workplaces, and believes that investing in people attracts and retains talented individuals and assists in their abilities to provide for themselves, their families and their futures.

At the end of 2023, B2Gold employed 6,150 people across all operations. The Company continues to maintain high local employment rates by targeting recruitment efforts at regional and national levels. Across all operations, 97% of the total workforce, and 64% of senior management where B2Gold operates abroad, was comprised of national employees.

B2Gold values a diverse workforce. Over the past few years, the Company has made significant strides in advancing its Equity, Diversity and Inclusion initiatives. In 2021, the adoption of a Diversity Policy by the Company’s Board underscored its commitment to promoting and achieving gender diversity at all levels of the organization and B2Gold is pleased to report that as of the end of 2023, 44% of its directors represent gender- or ethnically-diverse categories, surpassing its target of 30%.

Health and Safety

As a result of B2Gold’s focus on injury prevention, the Company is once again pleased to report that it has maintained a zero-fatality workplace (for the eighth consecutive year). Additionally, B2Gold’s stringent health and safety protocols have led to zero registered occupational hygiene exposure claims for the sixth consecutive year, and its injury rates remain amongst the lowest in the mining industry, with a Lost Time Injury Frequency Rate of 0.05 in 2023. These achievements underscore the Company’s position as a leader in safety performance within the industry.

Communities

B2Gold maintains its social licence to operate by building trust-based relationships with stakeholders and implementing community investment activities based on local ownership and development priorities. Highlights of the 2023 community investment programs include:

  At the Otjikoto Mine, B2Gold Namibia, in partnership with civil society, has established a three-year social investment transition strategy that aims to ensure a smooth handover process of social projects and funding. In 2023, the Company supported early childhood development programs, primary and secondary schools, vocational training and small-scale enterprise development.

  At the Fekola Complex, B2Gold, in partnership with Global Affairs Canada, is supporting the FEMA Project (Femmes et Enfants des Communautés Minières Artisanales), which aims to improve conditions for women and children living in artisanal and small-scale mining communities within the Fekola Complex’s area of influence. The FEMA Project is a five-year partnership that was initiated in March 2022.

  At the Masbate Gold Project, investment was focused on education, access to health services and facilities, enterprise development, livelihood development and vocational training. In addition, Masbate conducted an extensive consultation process with its eight impacted communities to design the fourth iteration of the Social Development Management Plan for 2024-2028. Priorities for the next five years include vocational and technical skills training and strengthening local business and employment by partnering with large national and international industries.

  B2Gold continues to build on a strong relationship with Kitikmeot Inuit and their communities in Canada’s Arctic, following the acquisition of Sabina Gold & Silver Corp. B2Gold has invested in collaborative projects throughout the Kitikmeot region that enhance community wellness, youth sports and recreation and initiatives aimed at support for women and Elders. The B2Gold team continues to work closely with the Kitikmeot Inuit Association to advance even more initiatives to ensure the benefits of the Back River Gold District reach the communities of Cambridge Bay, Kugluktuk, Gjoa Haven, Taloyoak and Kugaaruk.

Environment

In 2023, B2Gold took further strides in environmental stewardship and sustainable operations, with a renewed emphasis on biodiversity alongside its ongoing commitment to climate action. Recognizing the critical importance of maintaining the planet's biological diversity, the Company updated its Environmental and Biodiversity Policy and Performance Standards to align with its strategy towards achieving No Net Loss of critical habitat. This commitment reflects B2Gold’s holistic approach to environmental management, ensuring that its operations not only minimize harm, but also actively contribute to the health and resilience of the ecosystems in which it operates.

The Company’s dedication to reducing greenhouse gas (“GHG”) emissions remains unwavering, with a target to cut Scope 1 and 2 emissions by 30% by 2030 against a 2021 baseline. The expansion of the Fekola solar plant, scheduled for commissioning in the second half of 2024, is a testament to B2Gold’s proactive approach in decarbonizing its operations, aiming to significantly reduce GHG emissions and heavy fuel oil consumption.

As B2Gold continues to advance, its operations will act on site-specific Climate Action Plans, translating its broad commitments into precise and impactful operational actions. These actions underscore B2Gold's commitment to not only navigating the challenges posed by climate change and environmental degradation, but also to playing a pivotal role in the solution, moving the Company towards a more sustainable and resilient future.

Approach to Reporting

B2Gold is committed to the transparency of its sustainability risks, management and performance. The Report is aligned with the Global Reporting Initiative Standards and the Sustainability Accounting Standards Board Standard. The Company firmly believes that the mining industry has an opportunity to contribute positively to the United Nations Sustainable Development Goals and it has reported its contribution in this regard since 2018.

Highlights from the 2023 Climate Strategy Report

2023 Highlights

  B2Gold committed to a GHG emissions reduction target of a 30% reduction in Scope 1 and 2 emissions by 2030 against a 2021 baseline.

  Began financial assessment of key climate risks identified at sites during previous climate scenario analysis workshops. This work not only aims to mitigate immediate risks, but also to lay the groundwork for achieving the Company’s commitment to GHG emissions reduction.

  Each operation developed site-specific Climate Action Plans, identifying local climate risks, climate adaption mitigation measures, energy efficiency and reduction measures, and employee and community awareness actions.

  The total Scope 1 and 2 GHG emissions (for the Fekola, Masbate and Otjikoto operations) and emissions intensity both decreased from 2022. The Scope 1 and 2 GHG emissions were an estimated 701 thousand tonnes carbon dioxide equivalent (“CO2e”) in 2023 (compared with 739 thousand tonnes in 2022). The Company’s consolidated GHG emissions intensity was 0.71 tonnes CO2e per gold ounce produced in 2023 (compared with 0.76 in 2022).

  The proportion of electricity generated from renewable sources increased significantly to 22.9% in 2023 from 14.3% in 2022, for consolidated operations.

Looking Forward – 2024 and Beyond

In 2024, B2Gold will increase the proportion of renewable energy used at two of its operations. The completion of the expansion of the Fekola solar plant in Mali is projected to reduce GHG emissions by approximately 23,800 tonnes per year. In Namibia, the commissioning of a third-party solar facility toward the end of the year is expected to provide an additional 25% of the Otjikoto Mine’s electricity from renewable sources.

In addition to increasing the proportion of renewable energy sources in its electricity supply, the Company is also evaluating and monitoring several additional avenues for carbon reduction including energy efficiency and reduction, alternative fuels, optimizing fleet management and materials movement. B2Gold is committed to staying at the forefront of innovation by collaborating with industry-leading suppliers, ensuring readiness to adopt emerging technologies that align with their decarbonization goals.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, a mine under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024, for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the Company reducing its GHG emissions by 30% by 2030 against a 2021 baseline; the Fekola solar plant expansion being commissioned in the second half of 2024 and reducing GHG emissions by approximately 23,800 tonnes per year; and the commissioning of a third-party solar facility in Namibia providing an additional 25% of the Otjikoto Mine’s electricity from renewable resources. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:
Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com